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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013871

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cammack LaRhette Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 William Street
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Carter (781)997-1415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP PCAOB #528
(Name – *if individual, state last, first, middle name*)

Financial Plaza 221 South Warren Street (Address) Syracuse (City) NY (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael R. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REBECCA GALLAGHER
Notary Public, Maine
My Commission Expires September 12, 2012

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Cammack LaRhette Brokerage, Inc.

Address: 65 William Street
Wellesley, MA 02481

Telephone: (781) 997-1415

SEC Registration Number: 8-53117

FINRA Registration Number: 109906

(ii) Accounting Firm

Name: Dannible & McKee, LLP

Address: Financial Plaza, 221 South Warren Street
Syracuse, New York 13202

Telephone: (315) 472-9127

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

12	31	2011
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2011 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Michael R. Carter

Name: Michael R. Carter

(By Firm's FINOP or President)

Title: Financial Operations Principal Date:

TABLE OF CONTENTS

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report

February 18, 2012

To the Board of Directors of
Cammack LaRhette Brokerage, Inc.

We have audited the accompanying balance sheet of Cammack LaRhette Brokerage, Inc. (an S Corporation) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cammack LaRhette Brokerage, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedule of net capital required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dannible & McKee, LLP

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

BALANCE SHEET

DECEMBER 31, 2011

Assets	
Current assets:	
Cash and cash equivalents	$ 260,946
FINRA deposit	922
Commissions receivable	218,798
Prepaid expenses	17,986
Total current assets	498,652
Equipment, less accumulated depreciation of $12,037	6,019
Total assets	$ 504,671
Liabilities and Stockholder's Equity	
Current liabilities:	
Accrued expenses	11,800
Total current liabilities	11,800
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100
Retained earnings	492,771
Total stockholder's equity	492,871
Total liabilities and stockholder's equity	$ 504,671

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue:	
Commissions revenue	$ 2,621,463
Consulting revenue	93,013
Total revenue	2,714,476
Expenses:	
General and administrative expenses	42,742
Business development expenses	32,890
Depreciation	2,579
Total expenses	78,211
Income before other income (expense) and income taxes	2,636,265
Other income (expense):	
Interest income	447
Management fees	(2,400,000)
Total other expense	(2,399,553)
Income before income taxes	236,712
Provision for income taxes:	
Current	1,601
Total provision for income taxes	1,601
Net income	$ 235,111

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2010	100	$ 100	$ 457,660	$ 457,760
Stockholder's distributions			(200,000)	(200,000)
Net income	-	-	235,111	235,111
Balance at December 31, 2011	100	$ 100	$ 492,771	$ 492,871

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:-	
Net income	$ 235,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,579
Increase in FINRA deposit	(4)
Decrease in commissions and consulting receivables	109,559
Decrease in prepaid expenses	2,934
Net cash provided by operating activities	350,179
Cash flows from financing activities:	
Member's distributions	(200,000)
Net cash used for financing activities	(200,000)
Net increase in cash and cash equivalents	150,179
Cash and cash equivalents, beginning of year	110,767
Cash and cash equivalents, end of year	$ 260,946

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts and effective February 1, 2007, became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. (dba Cammack LaRhette Consulting) (the "Parent") pursuant to an acquisition. The Company provides hospitals and other similar non-profit and for profit groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers, fund companies and direct consulting.

Revenue recognition - Commissions are computed: 1) as a percentage of the amount of funds that the employees/employer of the Company's clients invests in their retirement accounts; 2) as a percentage of the total assets invested by the employee and employer; and 3) fixed fee charges. The amounts are paid to the Company by vendors that sell investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the amounts computed by the vendors.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables and credit policies - Commissions receivables are unsecured customer obligations due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices dated over ninety days old are considered delinquent.

The carrying amount of accounts receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. At December 31, 2011, management believes that an allowance for doubtful accounts is not required.

Equipment - Office equipment is recorded at cost. Depreciation for financial statement purposes is computed on the straight-line methods over the estimated useful life of seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When office equipment is sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in income.

Concentration of credit risk - The majority of the Company's income is derived from service fees/commissions earned from sales of products by a select group of investment companies. Approximately 19% of service fees/commissions earned came from two companies. Approximately 10% of these service fees/commissions were generated from one customer. Outstanding receivables at December 31, 2011, are due principally from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

Subsequent events - Management has evaluated subsequent events through February 18, 2012, the date that the financial statements were available for issue.

Income taxes - For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal purposes and most states, the liability for Federal and certain state income taxes are passed through to the stockholder whether or not the income-giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for income taxes was $1,601 in 2011.

The Company has reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2008.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related party transactions

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, certain operating expenses and other general and administrative expenses incurred on behalf of the Company. The Company was charged by the Parent a total of $2,400,000 for management fees in 2011.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2011, the Company had net capital of $308,004, which was $303,004 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1 at December 31, 2011.

SUPPLEMENTARY INFORMATION

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2011

Total stockholder's equity	$ 492,871
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	-
Total capital and allowable subordinated liabilities	492,871
Non-allowable assets deductions and/or charges:	
Accounts receivable	159,941
Furnishings and equipment	6,019
Prepaid expenses	18,907
Total other deductions and/or charges	184,867
Net capital	$ 308,004
Total liabilities per balance sheet	$ 11,800
Aggregate indebtedness	$ 11,800
Reconciliation with the Company's computation:	
Net capital, as reported in the Company's Part II FOCUS report	$ 307,334
Audit adjustment to adjust accrued expenses	670
Net capital per the preceding	$ 308,004
Computation of basic capital requirements:	
Minimum net capital requirement	$ 787
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 5,000
Excess net capital at 1000%	$ 303,004
Excess net capital at 1500%	$ 300,503
Ratio - Aggregate indebtedness to net capital	3.83%

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5

February 18, 2012

To the Board of Directors of
Cammack LaRhette Brokerage, Inc.

In planning and performing our audit of the financial statements of Cammack LaRhette Brokerage, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of

the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dannible & McKee, LLP